Exhibit 99.1

Ellomay Capital Announces that Standard & Poor’s Maalot Reaffirmed the Company’s ilA- Rating
and Revised the Outlook to “Negative”

Tel-Aviv, Israel, November 21, 2016 – Ellomay Capital Ltd. (NYSE MKT; TASE: ELLO) (“Ellomay” or the “Company”), an emerging operator in the renewable energy and energy infrastructure sector, today announced that Standard & Poor’s Maalot Ltd. (“S&P Maalot”) reaffirmed the ilA- rating of the Company and its debentures and updated the rating outlook from “Stable” to “Negative.”

In its report, S&P Maalot notes that the Company previously executed a cooperation agreement with Ludan Energy Overseas B.V. with respect to energy and gas production facilities in the Netherlands. S&P Maalot further notes that the Company is in due diligence process with respect to two biogas projects in the U.S., however at this stage there is no certainty as to the execution of a definitive investment agreements in connection with these projects. S&P Maalot’s base scenario assumes a public debt offering of $50 million, equity investments in prospective projects in the Netherlands, the U.S. and in Israel of approximately $80 million, and stable revenues of approximately $18 million with gross profit of approximately 80% from active projects.

S&P Maalot stated that the negative outlook reflects S&P Maalot’s assessment that the substantial equity investments contemplated by the Company, which will mainly be financed by new debt, will, if and to the extent fully executed, cause the Company not to meet one or more of the debt coverage ratios determined by S&P Maalot as sufficient for the current rating.

The public offering described in this press release, if made, will be made in Israel only and not to U.S. persons. The debentures, if offered, will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the U.S. Securities Act of 1933. Nothing in this press release constitutes a public offering or an invitation to purchase the Company’s securities.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy and approximately 7.9MW of photovoltaic power plants in Spain;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption; and

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 340 MW pumped storage hydro power plant in the Manara Cliff, Israel.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, such as regulatory changes, changes in demand, technical and other disruptions in the construction of the power plant by Ellomay PS and the obtaining of financing. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com